October 31, 1996

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1996. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 1996 and 1995, total revenues decreased 1.4% from $477,305 to $470,810 and total expenses decreased 3.5% from $349,577 to $337,511. As a result, net income increased 4.4% from $127,728 for the three month period ended September 30, 1995, to $133,299 for the same period in 1996. Occupancy levels for the Partnership's six mini-storage facilities averaged 86.7% for the three month period ended September 30, 1996, and 85.4% for the same period in 1995. Rental revenue decreased slightly as unit rental rates were lowered in the current period in order to remain competitive. The Partnership is continuing its marketing effort to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $12,700 (3.7%) as a result of decreases in yellow pages advertising and maintenance and repair expenses. General and administrative expenses remained constant.

For the nine month periods ended September 30, 1996, and 1995 total revenues increased 1.4% from $1,392,146 to $1,411,981 and total expenses decreased
1.2% from $1,063,091 to $1,050,100. As a result, net income increased 10% from $329,055 for the nine months ended September 30, 1995, to $361,881 for the same period in 1996. Rental revenue increased as a result of higher unit rental rates during the first six months of the period. Operating expenses decreased approximately $10,200 (2.1%) primarily as a result of decreases in yellow page advertising costs and office expenses partially offset by increases in real estate expense. General and administrative expenses increased approximately $6,200 (4.9%) primarily as a result of higher management incentive fees, which are based on cash available for distribution.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                  ROBERT J. CONWAY, President